UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 Form 20-F ☒     Form 40-F ☐

Explanatory Note:

On August 10, 2023, Tantech Holdings Ltd, a British Virgin Islands company (the “Company”), formed a wholly-owned subsidiary, Zhejiang Zhuguxingqi Technology Co., Ltd. (“Zhuguxingqi”) through Lishui Xincai Industrial Co., Ltd, a wholly owned subsidiary of the Company. Zhuguxingqi is located in Lishui, China and will be primarily engaged in bamboo charcoal products and wood products trading business.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: August 14, 2023	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer

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